GEOEX LIMITED
Serving the mining industry since 1974

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Re:           Rubicon Minerals Corporation (the (Company")

I, Peter T. George, P.Geo., am the author of the technical report titled “Technical Report, Mineral Resource and Geological Potential Estimates, F2 Zone for the Phoenix Gold Project (NTS 52N/04), Red Lake, Ontario, for Rubicon Minerals Corporation” and dated April 11, 2011 (the “Technical Report”).

I have read the News Release of the Company dated March 31, 2011 including the extracts from the Technical Report and confirm that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 11th day of April, 2011.

Respectfully Signed

/s/ Peter T. George

Peter T. George, P.Geo.                                                                                                           Seal

Unit 801, 70 Dyrgas Gate, Canmore, Alberta, Canada, T1W 3J6
Home/Office (403) 675-0129 Cell (647) 407-4369, Peter T. George, P. Geo., petegeol@hotmail.com